UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, September 25, 2023—Seadrill Limited (“Seadrill” or the “Company” (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including September 18 through 22, 2023, Seadrill purchased a total of 423,064 shares at an average price of $46.28 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
18 Sept. 2023	OSE	8,814	48.10	423,915
18 Sept. 2023	NYSE	51,000	47.86	2,440,697
19 Sept. 2023	OSE	7,135	47.80	341,063
19 Sept. 2023	NYSE	45,948	46.84	2,152,126
20 Sept. 2023	OSE	13,062	46.95	613,313
20 Sept. 2023	NYSE	112,000	46.85	5,247,211
21 Sept. 2023	OSE	14,908	46.13	687,730
21 Sept. 2023	NYSE	42,500	45.78	1,945,663
22 Sept. 2023	OSE	16,050	45.54	730,909
22 Sept. 2023	NYSE	111,647	44.77	4,998,057
Period total	OSE	59,969	46.64	2,796,929
	NYSE	363,095	46.22	16,783,754
	Total	423,064	46.28	19,580,683
Previously disclosed totals (accumulated)	OSE	60,021	47.54	2,853,645
	NYSE	294,746	47.99	14,144,354
	Total	354,767	47.91	16,997,999
Program total	OSE	119,990	47.09	5,650,574
	NYSE	657,841	47.01	30,928,108
	Total	777,831	47.03	36,578,681

The issuer’s holding of own shares: 777,831

Following the completion of the above transactions, Seadrill Limited owned a total of 777,831 of its own shares, corresponding to 0.97% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: September 25, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.